Shire plc

5 Riverwalk

Citywest Business Campus,

Dublin 24

Republic of Ireland

April 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes, Assistant Director

Ms. Tara Keating Brooks

Ms. Mary Beth Breslin

Mr. Franklin Wyman

Mr. Mark Brunhofer

Re:                             Shire plc

Registration Statement on Form S-4

Filed February 22, 2016

File No. 333-209648

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Shire plc (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-209648), as amended (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on April 15, 2016, or as soon as possible thereafter. The Company hereby authorizes Christopher D. Comeau of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

(i)            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Christopher D. Comeau of Ropes & Gray LLP, counsel to the Company, at (617) 951-7809 as soon as the Registration Statement has been declared effective.

Very truly yours,

Shire plc

By:	/s/ William R. Mordan
William R. Mordan
General Counsel and Corporate Secretary

cc:                                Jeffrey Prowda (Shire plc)

Paul M. Kinsella (Ropes & Gray LLP)

Peter G. Edwards (Baxalta Incorporated)

R. Scott Falk (Kirkland & Ellis LLP)

Daniel Wolf (Kirkland & Ellis LLP)

Michael Brueck (Kirkland & Ellis LLP)

[Signature Page to Acceleration Request]